UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-1F/A

(AMENDMENT NO. 1)

(RULE 14d-102)

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PETAQUILLA MINERALS LTD.

(Name of Subject Company)

British Columbia

(Jurisdiction of Subject Company’s Incorporation or Organization)

INMET MINING CORPORATION

(Bidder)

Common Shares

(Title of Class of Securities)

457983104

(CUSIP Number of Class Securities)

Steven Astritis

Vice-President, Legal and Corporate Affairs

330 Bay Street, Suite 1000

Toronto, Ontario M5H 2S8

Canada

(416) 361-4808

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

With copies to:

Jason R. Lehner, Esq.	Garth M. Girvan
Shearman & Sterling LLP	McCarthy Tétrault LLP
199 Bay Street	Box 48, Suite 5300
Suite 4405	Toronto Dominion Bank Tower
Toronto, Ontario M5L 1E8	Toronto, Ontario M5K 1E6
(416) 360-8484	(416) 362-1812

September 28, 2012
(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$153,690,211	$17,911

(1) Estimated solely for purposes of calculating the amount of the filing fee only.  The calculation assumes the purchase of all outstanding common shares of Petaquilla Minerals Ltd. (the “Shares”).  The number of Shares outstanding on a fully diluted basis assuming exercise of all options for Shares is estimated to be 267,613,114 Shares.  For purposes of determining the transaction value, in accordance with General Instruction II.C to Schedule 14D-1F, the market value of the securities to be received by the bidder is calculated upon the basis of the average of the high and low prices as of a specified date within five business days prior to the date of filing this Schedule.  The average of the high and low prices of the Shares on October 22, 2012, was $0.570, converted to United States dollars at an exchange rate of CDN$1.00 = US$1.0075, which was the Bank of Canada’s closing exchange rate on October 22, 2012.

(2) The amount of the filing fee has been calculated in accordance with General Instruction II.C to Schedule 14D-1F, Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2012 issued by the Securities and Exchange Commission on September 29, 2011.  Such fee equals 0.011460% of the transaction value.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$17,911	Form or Registration No:	333-184161

Filing Party:	Inmet Mining Corporation

Form:	F-80	Date Filed:	September 28, 2012

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.         Home Jurisdiction Documents.

Offer to Purchase and Circular*, dated September 28, 2012, to holders of common shares of Petaquilla Minerals Ltd. as well as the related Letter of Transmittal* and Notice of Guaranteed Delivery* and a Letter to the holders of common shares of Petaquilla Minerals Ltd.*, dated September 28, 2012.

Notice of Variation, dated October 25, 2012, to holders of common shares of Petaquilla Minerals Ltd. as well as the related Revised Letter of Transmittal and Revised Notice of Guaranteed Delivery.

Item 2.         Informational Legends.

See “Notice to Shareholders Outside Canada” set forth on the outside cover page of the Offer to Purchase and Circular.  Also see outside cover page of the Notice of Variation.

*                 Previously filed with the Bidder’s Schedule 14D-1F filed with the Securities and Exchange Commission on September 28, 2012.

2

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in such jurisdiction.

The Offer is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare the documents relating to the Offer in accordance with the disclosure requirements of Canada. The Offer is subject to applicable disclosure requirements in Canada.  Shareholders should be aware that such requirements are different from those of the United States and may differ from those in other jurisdictions. Financial statements included or incorporated by reference in the Circular have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies or companies incorporated in other jurisdictions.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws or applicable laws in other jurisdictions may be affected adversely by the fact that the Offeror is governed by the laws of Canada, that some of its officers and directors are Canadian residents, that the Dealer Manager and some of the experts named in the Circular are Canadian residents and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States or such other jurisdictions. The enforcement by Shareholders of civil liabilities under the securities laws of the United States or applicable laws in other jurisdictions may also be affected adversely by the fact that some of PTQ’s officers and directors are resident outside the United States or such other jurisdictions and that all or a substantial portion of the assets of PTQ and said persons may be located outside the United States or such other jurisdictions. It may be difficult to compel the Offeror to subject itself to the judgment of a court in the United States or any such other jurisdiction.

Shareholders should be aware that, during the currency of the Offer, the Offeror or its affiliated entities may, directly or indirectly, bid for or make purchases of Common Shares or other securities of PTQ as permitted by applicable law. Shareholders should also be aware that, during the currency of the Offer, the Offeror or its affiliates may, directly or indirectly, bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

The Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

October 25, 2012

NOTICE OF VARIATION

by

INMET MINING CORPORATION

of its

OFFER TO PURCHASE

all of the outstanding common shares of

PETAQUILLA MINERALS LTD.

for the increased consideration per common share of, at the election of each holder,

•      0.0118 of a common share of Inmet Mining Corporation and $0.001 in cash (the “Share Alternative”), or

•      a cash amount that is greater than $0.001 but not more than $0.60, and, if such elected cash amount is less than $0.60, that number of common shares of Inmet Mining Corporation equal to the excess of $0.60 over the elected cash amount, divided by $50.82 (the “Elected Cash Alternative”)

Inmet Mining Corporation (“Inmet” or the “Offeror”) hereby gives notice that it is amending and varying its offer dated September 27, 2012 (the “Original Offer”) to purchase all of the issued and outstanding common shares (the “Common Shares”) of Petaquilla Minerals Ltd. (“PTQ”), together with the associated rights (the “SRP Rights”) issued and outstanding under the PTQ Shareholder Rights Plan, other than any Common Shares owned directly or indirectly by Inmet and its affiliates, and including any Common Shares that may be issued after September 27, 2012 but before the Expiry Time (as defined herein) upon the exercise, exchange or conversion of any Convertible Securities, in order to (i) increase the consideration per Common Share under the Offer, (ii) amend the conditions of the Offer as described herein, and (iii) extend the expiry time of the Offer by approximately ten hours to 11:59 p.m. (Vancouver time) on Monday, November 5, 2012 (the “Expiry Time”).

The Offer is now open for acceptance until 11:59 p.m. (Vancouver time) on Monday, November 5, 2012, unless extended or withdrawn.

                                                The increased Offer consideration represents a substantial increase of approximately 25% over the Original Offer. Based on the closing price of $50.82 for the common shares of Inmet (the “Inmet Shares”) on the Toronto Stock Exchange (the “TSX”) on October 24, 2012 (the last trading day prior to the date of this Notice of Variation), each of the Share Alternative and the maximum cash consideration of $0.60 per Common Share under the Elected Cash Alternative represents a premium of 71% to the closing price of $0.35 for the Common Shares on the TSX on September 5, 2012 (the last trading day prior to Inmet’s announcement of its intention to make the Original Offer) and a premium of 62% to the volume weighted average price of the Common Shares on the TSX for the 20 trading days ended September 5, 2012.

This notice of variation (the “Notice of Variation”) should be read in conjunction with the Original Offer and accompanying circular dated September 27, 2012 (the “Circular” and, together with the Original Offer, the “Original Offer and Circular”). Unless otherwise defined herein or amended hereby, defined terms used in this Notice of Variation have the same meaning as in the Original Offer and Circular.  The term “Offer” means the Original Offer, as amended and varied by this Notice of Variation.

Accompanying this Notice of Variation are a revised letter of transmittal (the “Revised Letter of Transmittal”) and a revised notice of guaranteed delivery (the “Revised Notice of Guaranteed Delivery”), which replace the original Letter of Transmittal and the original Notice of Guaranteed Delivery in the forms which accompanied the Original Offer and Circular. Registered Shareholders who have not yet deposited their Common Shares and who wish to accept the Offer must properly complete and duly execute the Revised Letter of Transmittal (printed on YELLOW paper), or a facsimile thereof, and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing their Common Shares and all other required documents, with Laurel Hill Advisory Group (the “Depositary and Information Agent”) as its office in Toronto, Ontario specified in the Revised Letter of Transmittal, in accordance with the instructions set out therein. See Section 3 of the Original Offer, “Manner of Acceptance — Letter of Transmittal”. Alternatively, registered Shareholders may accept the Offer by (i) following the procedures for a book-entry transfer of Common Shares set out in Section 3 of the Original Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) following the procedure for guaranteed delivery set out in Section 3 of the Original Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Revised Notice of Guaranteed Delivery (printed on GREEN paper), or a facsimile thereof. References in the Original Offer and Circular to the Letter of Transmittal and the Notice of Guaranteed Delivery should be read as references to the Revised Letter of Transmittal and the Revised Notice of Guaranteed Delivery, respectively.

Shareholders who hold their Common Shares with a bank, broker or other financial intermediary will not receive a Revised Letter of Transmittal or a Revised Notice of Guaranteed Delivery, and should follow the instructions set out by such intermediary to tender their Common Shares.

Shareholders who have validly deposited and not withdrawn their Common Shares do not need to take any further action to accept the Offer. See Section 5 of this Notice of Variation, “Manner of Acceptance and Consideration Election”.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Such nominees are likely to have established tendering cut-off times that are earlier than the Expiry Time.

All cash payments under the Offer will be made in Canadian dollars. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary and Information Agent or if they make use of the services of a Soliciting Dealer to accept the Offer.

Questions and requests for assistance may be directed to the Depositary and Information Agent or Dundee Capital Markets (the “Dealer Manager”) and additional copies of this Notice of Variation, the Original Offer and Circular, the Revised Letter of Transmittal and the Revised Notice of Guaranteed Delivery may be obtained, without charge, upon request from the Depositary and Information Agent or the Dealer Manager at their respective offices shown on the last page of this document and are accessible on the Canadian Securities Administrators’ website at www.sedar.com. This website address is provided for informational purposes only and no information contained on, or accessible from, this website is incorporated by reference herein unless otherwise provided.

The information contained in this document speaks only as of the date of this document.  Inmet does not undertake to update any such information except as required by applicable law.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in the Original Offer and Circular, as amended, varied and supplemented by this Notice of Variation, and, if given or made, such information or representation must not be relied upon as having been authorized by Inmet, the Depositary and Information Agent or the Dealer Manager.

The Depositary and Information Agent for the Offer is: LAUREL HILL ADVISORY GROUP	The Dealer Manager for the Offer is: DUNDEE CAPITAL MARKETS

NOTICE TO SHAREHOLDERS OUTSIDE CANADA

The Offer is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare the documents relating to the Offer in accordance with the disclosure requirements of Canada.  The Offer is subject to applicable disclosure requirements in Canada.  Holders of Common Shares (“Shareholders”) should be aware that such requirements are different from those of the United States and may differ from those in other jurisdictions.  Financial statements included or incorporated by reference in the Circular have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies or companies incorporated in other jurisdictions.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws or applicable laws in other jurisdictions may be affected adversely by the fact that the Offeror is governed by the laws of Canada, that some of its officers and directors are Canadian residents, that the Dealer Manager and some of the experts named in the Circular are Canadian residents and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States or such other jurisdictions.  The enforcement by Shareholders of civil liabilities under the securities laws of the United States or applicable laws in other jurisdictions may also be affected adversely by the fact that some of PTQ’s officers and directors are resident outside the United States or such other jurisdictions and that all or a substantial portion of the assets of PTQ and said persons may be located outside the United States or such other jurisdictions.  It may be difficult to compel the Offeror to subject itself to the judgment of a court in the United States or any such other jurisdiction.

THE INMET SHARES AND THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE ORIGINAL OFFER AND CIRCULAR OR THIS NOTICE OF VARIATION.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Shareholders should be aware that, during the currency of the Offer, Inmet or its affiliated entities may, directly or indirectly, bid for or make purchases of Common Shares or other securities of PTQ as permitted by applicable law.  Shareholders should also be aware that, during the currency of the Offer, Inmet or its affiliates may, directly or indirectly, bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences in the United States, Canada and Panama.  Such consequences may not be fully described herein or in the Circular and such holders are urged to consult their tax advisors.  See Section 18 of the Circular, “Canadian Federal Income Tax Considerations”, Section 19 of the Circular, “U.S. Federal Income Tax Considerations” and Section 20 of the Circular, “Certain Panamanian Income Tax Considerations”.

The Circular does not generally address the income tax consequences of the Offer to Shareholders in any jurisdiction outside Canada or the United States. Shareholders in a jurisdiction outside Canada or the United States should be aware that the disposition of Common Shares may have tax consequences which may not be described herein or in the Circular. Accordingly, Shareholders outside Canada and the United States should consult their own tax advisors with respect to tax considerations applicable to them.

The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any state in the United States or any other jurisdiction in which such offer or solicitation is unlawful.  The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits of Common Shares be accepted from or on behalf of, Shareholders in any state in the United States or any other jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such state or other jurisdiction.  The Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem desirable to extend the Offer to Shareholders in any such state or other jurisdiction.  Notwithstanding the foregoing, the Offeror or its agents may elect not to complete such action in any given instance.  Accordingly, the Offeror cannot at this time assure holders of Common Shares that otherwise valid tenders can or will be accepted from holders resident in all states in the United States and all other jurisdictions.

This document has been prepared on the basis that any offer of the Inmet Shares in any Member State of the European Economic Area (“EEA”) which has implemented the Prospectus Directive (2003/71/EC), amended by Directive 2010/73/EU (the “Prospectus Directive”) (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for the Offer.  Accordingly, any person making or intending to make any offer in that Relevant Member State of Inmet Shares which are the subject of the Offer contemplated in this document may only do so in circumstances in which no obligation arises for the Offeror to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 6 of the Prospectus Directive, in each case, in relation to such offer. The Offeror has not authorized, nor does it authorize, the making of any offer of the Inmet Shares in circumstances in which an obligation arises for the Offeror to publish or supplement a prospectus for such offer.

In relation to each Relevant Member State, the Offer is not being made and will not be made to the public of any Inmet Shares which are the subject of the Offer contemplated by this document in that Relevant Member State except that the Offer may be made with effect from and including the Relevant Implementation Date, to the public of such Inmet Shares in that Relevant Member State:

(a)                                  to qualified investors as defined by Article 2(1)(e) of the Prospectus Directive;

(b)                                 to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2(1)(e) of the Prospectus Directive); or

(c)                                  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the Inmet Shares shall require the Offeror to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For purposes of the foregoing sentence, the expression an “offer to the public” in relation to any Inmet Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the Offer and any Inmet Shares to be offered so as to enable an investor to decide to purchase any Inmet Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” includes any relevant implementing measure in each Relevant Member State.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all mineral reserve and mineral resource estimates contained or incorporated by reference in the Original Offer and Circular have been prepared in accordance with NI 43-101 and the classification system for mineral reserves and mineral resources adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.  These standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained or incorporated by reference herein or in the Circular may not be comparable to similar information disclosed by United States companies.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is made only for Common Shares together with the associated SRP Rights and is not made for any options, warrants or other Convertible Securities or other rights (other than the SRP Rights) to acquire Common Shares.  Any holder of Convertible Securities or other rights (other than the SRP Rights) to acquire Common Shares who wishes to accept the Offer should, subject to and to the extent permitted by the terms of such Convertible Securities or other rights and applicable law, exercise, exchange or convert such Convertible Securities or other rights in order to obtain certificates representing Common Shares and deposit such Common Shares in accordance with the Offer.  See Section 1 of the Original Offer, “The Offer”.  Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities or other rights to acquire Common Shares will have received certificates representing the Common Shares issuable upon such exercise, exchange or conversion in time for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures described in Section 3 of the Original Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

The tax consequences to holders of options, warrants or other Convertible Securities of PTQ of exercising or not exercising such securities are not described in the Circular. Holders of such securities should consult their tax advisors for advice with respect to the potential income tax consequences to them in connection with the decision to exercise or not exercise such securities.

REPORTING CURRENCY

Unless otherwise indicated, all references to “$”, “Cdn$” or “dollars” in this Notice of Variation are to Canadian dollars. The Bank of Canada noon rate of exchange on October 25, 2012 for (i) U.S. dollars was Cdn$1.00 = U.S.$1.0058; (ii) Euros was Cdn$1.00 = € 0.7763 and (iii) Balboa was Cdn$1.00 = B/. 1.0058.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this Notice of Variation and in the Original Offer and Circular, including under Section 4 of this Notice of Variation, “Recent Developments”; Section 6 of the Circular, “Background to the Offer”; Section 7 of the Circular, “Reasons to Accept the Offer”; Section 8 of the Circular, “Purpose of the Offer and the Offeror’s Plans for PTQ”; Section 14 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”; and Section 17 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, in addition to certain statements contained elsewhere in this Notice of Variation and the Original Offer and Circular or incorporated by reference herein or therein, are forward-looking statements and are prospective in nature, including those identified by the expressions “may”, “seek”, “should”, “could”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend” or the negative thereof or similar variations. These forward-looking statements are not historical facts but reflect Inmet’s current expectations and projections regarding future results or events and are based on information currently available to Inmet. Certain material factors and assumptions were applied in providing these forward-looking statements. Inmet believes that the expectations reflected in these forward-looking statements are based upon reasonable assumptions; however, Inmet can give no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations and future results expressed or implied by the forward-looking statements, including, among other things, risks related to the Offer (including fluctuations in the value of the consideration, the exercise of dissent rights in connection with a Subsequent Acquisition Transaction, the liquidity of the Common Shares, differences in Shareholder interests, change of control provisions and integration issues) and risks related to the on-going business of the Offeror, including risks associated with the mining industry, economic factors (including future metal prices, prices and availability of key inputs and currency fluctuations), labour shortages and labour relations, environmental and health and safety regulation, land titles and dependence on key personnel, as well as those risk factors described in Section 23 of the Circular, “Risk Factors Related to the Offer” or in the section entitled “Risk Factors” that is included in the Offeror’s annual information form dated March 28, 2012 and is incorporated by reference in the Original Offer and Circular. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Important factors that could cause actual results to differ materially from Inmet’s expectations include, among other things, general business and economic conditions and competition within the mining industry.

Such forward-looking statements should, therefore, be construed in light of such factors and Inmet is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

v

NOTICE OF VARIATION

October 25, 2012

TO:         THE HOLDERS OF COMMON SHARES OF PETAQUILLA MINERALS LTD.

By notice to the Depositary and Information Agent and as set out in this Notice of Variation, Inmet has amended and varied its Original Offer dated September 27, 2012 to purchase, on the terms and subject to the conditions contained in the Original Offer and Circular, all of the issued and outstanding Common Shares, together with the associated SRP Rights, other than any Common Shares owned directly or indirectly by Inmet and its affiliates, and including, for greater certainty, any Common Shares that may be issued upon the exercise, exchange or conversion of any Convertible Securities after the date of the Original Offer but prior to the Expiry Time, in order to (i) increase the consideration per Common Share under the Offer, (ii) amend the conditions of the Offer as described herein, and (iii) extend the Expiry Time by approximately ten hours to 11:59 p.m. (Vancouver time) on Monday, November 5, 2012.

Except as otherwise set out in this Notice of Variation and the accompanying Revised Letter of Transmittal and Revised Notice of Guaranteed Delivery, the terms and conditions previously set out in the Original Offer and Circular remain applicable in all respects.  This Notice of Variation should be read in conjunction with the Original Offer and Circular, the Revised Letter of Transmittal and the Revised Notice of Guaranteed Delivery.

Unless otherwise defined herein or amended hereby, defined terms used in this Notice of Variation have the same meaning as in the Original Offer and Circular.  The term “Offer” means the Original Offer, as amended and varied by this Notice of Variation.

1.             Increase in Consideration Offered for the Common Shares

Inmet has amended and varied the Original Offer to increase the consideration per Common Share under the Offer to, at the election of each Shareholder:

(a)           0.0118 of an Inmet Share and $0.001 in cash (the “Share Alternative”); or

(b)           a cash amount that is greater than $0.001 but not more than $0.60, and, if such elected cash amount is less than $0.60, that number of Inmet Shares equal to the excess of $0.60 over the elected cash amount, divided by $50.82 (the “Elected Cash Alternative”), in each case subject to rounding as set forth below.  All Shareholders whose Common Shares are taken up under the Offer, including Shareholders who have already deposited their Common Shares to the Offer, will receive the increased Offer consideration for their Common Shares. Shareholders who have validly deposited and not withdrawn their Common Shares do not need to take any further action to accept the Offer.

In addition, as set out in the Original Offer and Circular, Inmet will pay and deliver to the Panamanian tax authority, on behalf of each Shareholder, the Remitted Amount in respect of each Common Share as an advance payment of the Panama Capital Gains Tax, if any, payable by each Shareholder.  See Section 20 of the Circular, “Certain Panamanian Income Tax Considerations”.

No fractional Inmet Shares will be issued under the Offer.  Any Shareholder that would otherwise be entitled to receive a fractional Inmet Share will receive the applicable number of Inmet Shares, rounded down to the nearest whole number.  The aggregate cash payable to each Shareholder will be rounded down to the nearest whole cent.

The increased Offer consideration represents a substantial increase of approximately 25% over the Original Offer. Based on the closing price of $50.82 for the Inmet Shares on the TSX on October 24, 2012 (the last trading day prior to the date of this Notice of Variation), each of the Share Alternative and the maximum cash consideration of $0.60 per Common Share under the Elected Cash Alternative represents a premium of 71% to the closing price of $0.35 for the Common Shares on the TSX on September 5, 2012 (the last trading day prior to Inmet’s announcement of its intention to make the Original Offer) and a premium of 62% to the volume weighted average price of the Common Shares on the TSX for the 20 trading days ended September 5, 2012.

2.             Amendment to Conditions of the Offer

Inmet has amended the conditions of the Offer set out in Section 4 of the Original Offer ,”Conditions of the Offer”, beginning on page 13 of the Original Offer and Circular, as follows:

(a)           each of the conditions set out in paragraphs (b), (c), (c)(xi), (d), (e), (e)(ii), (f), (g), (h), (j), (l), (m), (n) and (q) thereof is amended to delete the words “sole judgment” where they appear and replace such words with “reasonable judgment”; and

(b)           the first full paragraph following paragraph (q) of such conditions on page 17 of the Original Offer and Circular is deleted and replaced by the following:

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time. Each of the foregoing conditions is independent of and in addition to each other such condition. The Offeror may waive any of the foregoing conditions with respect to the Offer in whole or in part at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights that the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

3.             Extension of the Expiry Time

Inmet has extended the Expiry Time of the Offer by approximately ten hours to 11:59 p.m. (Vancouver time) on Monday, November 5, 2012.  The Expiry Date of the Offer has not changed.  Accordingly, the definition of “Expiry Time” in the Glossary on page 65 of the Original Offer and Circular is deleted and replaced by the following:

“Expiry Time” means, in respect of the Offer, 11:59 p.m. (Vancouver time) on the Expiry Date;

4.             Recent Developments

On September 25, 2012, the National Directorate of Mineral Resources of the Panamanian Ministry of Commerce and Industries (the “Directorate”) issued Resolution No. 2012-509 (the “September 25 Resolution”), denying a petition filed by Inmet’s subsidiary Minera Panama S.A., (“MPSA”) requesting the denial of an application by PTQ’s wholly-owned Panamanian subsidiary, Petaquilla Minerals, S.A. to receive concession rights in an area adjacent to the Concession in which MPSA will place the tailings management facility for the Cobre Panama Project. The effects of the September 25 Resolution are currently suspended as MPSA filed a Nullity Motion with the Directorate on September 27, 2012, filed a Reconsideration Recourse with the Directorate on October 1, 2012, and filed a constitutional challenge with the Supreme Court of Panama on October 1, 2012.  As MPSA’s rights to develop the Cobre Panama Project are derived from Panamanian Law 9, Inmet’s view is that MPSA has all necessary rights to develop the Cobre Panama Project.

On September 27, 2012, PTQ announced that its board of directors has elected to defer the Separation Time for purposes of the PTQ Shareholder Rights Plan in accordance with the terms thereof.

By a letter dated September 27, 2012 sent by Mr. Rodrigo Esquivel, PTQ’s President, to Mr. Steven Botts, MPSA’s President and Chief Executive Officer, PTQ requested that Inmet and/or MPSA deliver to PTQ and/or Petaquilla Gold, S.A. certain geological studies, drilling data, reports, results and other information in order to enable to evaluate the financial and technical aspects of whether there might be a “Gold Deposit” for purposes of the Molejón Agreement in the areas of the Concession known as Balboa and Lata. By a letter from Mr. Botts replying to Mr. Esquivel, dated October 4, 2012, MPSA declined to provide such information as the Molejón Agreement creates no entitlement of PTQ to such information, and referred PTQ to Inmet’s previously disclosed copper and gold mineral resource estimates for the Balboa deposit. As previously publicly disclosed by Inmet, technical work is continuing to allow the Balboa deposit mineral resources to be converted into mineral reserves and ultimately included in the mine plan for the Cobre Panama Project. With respect to the Lata area, MPSA has not carried out any work on this area since the late 1990s and believes that PTQ already has any such historical data. Based on its

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understanding of these deposits, Inmet does not believe that there is any basis on which PTQ could claim that either the Balboa or Lata deposit constitutes a “Gold Deposit” for purposes of the Molejón Agreement.

On October 3, 2012, PTQ announced that Moody’s had assigned first-time ratings to PTQ consisting of a Caa1 corporate family rating, a Caa1 probability of default rating, a Caa1 senior secured rating to PTQ’s proposed U.S.$210 million aggregate principal amount of senior secured notes, and a speculative grade liquidity rating of SGL-3.

On October 3, 2012, representatives of Dundee Capital Markets, Inmet’s financial advisers, met with representatives of UBS Securities Canada Inc., PTQ’s financial advisers, to discuss, among other things, whether there was any possibility for the parties to enter into discussions with respect to undertaking a mutually acceptable transaction.

On October 4, 2012, Inmet filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division. Under the provisions of the HSR Act applicable to the Offer, unless exempt, the acquisition of Common Shares pursuant to the Offer may not be consummated until the expiration of a 30 calendar day waiting period following such filing. However, on October 10, 2012, Inmet’s counsel received a letter from the FTC advising that the Offer is exempt from the requirements of the HSR Act and that this waiting period need not be observed.  As a result, Inmet is free to proceed with the Offer without further U.S. antitrust review.

Also on October 4, 2012, PTQ issued a press release noting that Inmet had filed the Offer with Canadian securities regulatory authorities and recommending that Shareholders not take any action with respect to the Offer until the board of directors of PTQ had an opportunity to fully evaluate the Offer and PTQ’s strategic alternatives and to communicate its views to Shareholders.

On October 9, 2012, Mr. Jochen Tilk, Inmet’s President and Chief Executive Officer, met with Mr. João Manuel, PTQ’s Chief Executive Officer, in Toronto to discuss the Offer and whether there was an opportunity for the parties to enter into discussions with respect to undertaking a mutually acceptable transaction. Inmet has not had any direct or indirect discussions with PTQ management regarding any possibility of a mutually acceptable transaction since October 9, 2012.

On October 10, 2012, Inmet submitted a request that the Commissioner of Competition appointed under the Competition Act (Canada) (the “Competition Act”) issue an advance ruling certificate (an “ARC”) under Section 102 of the Competition Act with respect to the transactions contemplated by the Offer and any Compulsory Acquisition, Subsequent Acquisition Transaction or other alternative transactions. On October 18, 2012, the Commissioner issued an ARC as requested. Inmet is therefore free to proceed with the Offer without further Canadian competition review.

On October 15, 2012, PTQ issued its directors’ circular (the “Directors’ Circular”) recommending that Shareholders reject the Original Offer. On the same day, PTQ issued a press release announcing the filing of the Directors’ Circular and reiterating its recommendation.

On October 16, 2012, Inmet issued a press release responding to the Directors’ Circular, noting that in the over five weeks since Inmet’s public announcement of its intention to make the Offer, PTQ’s management had provided no viable alternative to the Offer and showed no interest in pursuing the Offer on a friendly basis. In addition, Inmet noted that PTQ continues to incorrectly suggest, including in its Directors’ Circular, that Inmet requires PTQ’s agreement to develop its Cobre Panama Project. On the contrary, Inmet’s subsidiary MPSA requires no agreement from PTQ and has received all required permits to commence construction, and the Cobre Panama Project has in fact been under full construction since May 2012. Inmet also stated that while it believes the Offer is the most attractive alternative for Shareholders, the outcome of the Offer is not material to the development of the Cobre Panama Project, and Inmet is therefore prepared to let the Offer expire.

On October 17, 2012, PTQ issued a press release highlighting its first quarter results of its 2013 fiscal year.

On October 22, 2012 PTQ issued a press release claiming that a resolution of the National Authority of Land Administration of the Government of Panama dated October 18, 2012 had denied a surface lease application made by MPSA in connection with the area on which MPSA will place the tailings management facility for the

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Cobre Panama Project.  This resolution of the National Authority of Land Administration is not effective for a period during which MPSA is entitled to request revocation of such resolution.  On October 25, 2012 MPSA filed two Nullity Motions against such resolution, and MPSA may file reconsideration motions which, pursuant to Panamanian law, would suspend the effects of such resolution pending the determination of such reconsideration motions.  As MPSA’s rights to develop the Cobre Panama Project are derived from Panamanian Law 9 and the surface lease application made by MPSA is supplementary to such rights, Inmet’s view is that MPSA has all necessary rights to develop the Cobre Panama Project.

On October 23, 2012, in response to a request from Inmet dated October 18, 2012, the British Columbia Securities Commission granted a request to convene a hearing under Section 161(1) of the Securities Act (British Columbia) for a permanent order (i) that all trading cease in respect of any securities issued, or that may be issued, under or in connection with the PTQ Shareholders Rights Plan, including the SRP Rights and any Common Shares to be issued upon the exercise of such SRP Rights, and (ii) removing prospectus exemptions in respect of the distribution of the SRP Rights issued under or in connection with the PTQ Shareholders Rights Plan and in respect of the exercise of the SRP Rights. The hearing is scheduled for October 30, 2012.

On October 24, 2012, PTQ issued a press release claiming that the Directorate had issued a ruling dated October 22, 2012 (the “October 22 Resolution”) denying a petition filed by MPSA requesting the denial of an application for a concession by Petaquilla Minerals, S.A in an area adjacent to the Concession. The effects of the October 22 Resolution are currently suspended as on October 24, 2012, MPSA filed a Nullity Motion and a Reconsideration Recourse with the Directorate and filed a constitutional challenge with the Supreme Court of Panama.  As MPSA’s rights to develop the Cobre Panama Project are derived from Panamanian Law 9, Inmet’s view is that MPSA has all necessary rights to develop the Cobre Panama Project.

On October 24, 2012, following consultation with Inmet’s board of directors, Inmet announced that it was adjusting the Original Offer to increase the consideration per Common Share and to extend the Expiry Time by approximately ten hours to 11:59 p.m. (Vancouver time) on the Expiry Date. Inmet’s press release noted that in light of the appreciation of Inmet’s share price in recent weeks, it was making the adjustment as a final offer to normalize the growing gap between the value of the cash and Inmet Share consideration alternatives under the Original Offer.  Inmet also reiterated that its view remains that MPSA has all necessary rights to develop the Cobre Panama Project and that, should PTQ’s board and management move forward with the U.S.$210 million Proposed PTQ Note Offering, Inmet is prepared to let the Offer expire.

5.             Manner of Acceptance and Consideration Election

Accompanying this Notice of Variation are the Revised Letter of Transmittal and Revised Notice of Guaranteed Delivery, which replace the original Letter of Transmittal and the original Notice of Guaranteed Delivery in the forms which accompanied the Original Offer and Circular. Registered Shareholders who have not deposited their Common Shares and who wish to accept the Offer must properly complete and duly execute the Revised Letter of Transmittal (printed on YELLOW paper), or a facsimile thereof, and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing their Common Shares and all other required documents, with the Depositary and Information Agent as its office in Toronto, Ontario specified in the Revised Letter of Transmittal, in accordance with the instructions set out therein. See Section 3 of the Original Offer, “Manner of Acceptance — Letter of Transmittal”. Alternatively, registered Shareholders may accept the Offer by (i) following the procedures for a book-entry transfer of Common Shares set out in Section 3 of the Original Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) following the procedure for guaranteed delivery set out in Section 3 of the Original Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Revised Notice of Guaranteed Delivery (printed on GREEN paper), or a facsimile thereof. References in the Original Offer and Circular to the Letter of Transmittal and the Notice of Guaranteed Delivery should be read as references to the Revised Letter of Transmittal and the Revised Notice of Guaranteed Delivery, respectively.

Shareholders who hold their Common Shares with a bank, broker or other financial intermediary will not receive a Revised Letter of Transmittal or a Revised Notice of Guaranteed Delivery, and should follow the instructions set out by such intermediary to tender their Common Shares.

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Shareholders who have validly deposited and not withdrawn their Common Shares do not need to take any further action to accept the Offer. If a Shareholder has previously accepted the Offer by (i) delivering an original Letter of Transmittal in the form that accompanied the Original Offer and Circular, or a facsimile thereof, (ii) following the procedures for a book-entry transfer of Common Shares, or (iii) following the procedure for guaranteed delivery using an original Notice of Guaranteed Delivery in the form that accompanied the Original Offer and Circular, or a facsimile thereof, then the original Letter of Transmittal, the Book-Entry Confirmation for the Common Shares, the Agent’s Message or the original Notice of Guaranteed Delivery, as the case may be, will be deemed to be amended to reflect the terms and conditions of the Offer, as amended and varied by this Notice of Variation, and of the Revised Letter of Transmittal and Revised Notice of Guaranteed Delivery. With respect to such Shareholder’s consideration election for Common Shares deposited under the Offer, such Shareholder will be deemed to have elected to receive a cash amount and, if applicable, a number of Inmet Shares per deposited Common Share having the same relative proportions as under the Shareholder’s original consideration election, as follows:

(a)           if the Shareholder elected, or is deemed to have elected, the Share Alternative, the Shareholder will be deemed to have elected to receive 0.0118 of an Inmet Share and $0.001 in cash per Common Share;

(b)           if the Shareholder elected the Elected Cash Alternative and indicated the maximum elected cash amount of $0.48, the Shareholder will be deemed to have elected to receive $0.60 in cash per Common Share; and

(c)           if the Shareholder elected the Elected Cash Alternative and indicated an elected cash amount greater than $0.001 but less than $0.48, the Shareholder will be deemed to have elected to receive (i) a cash amount (the “Deemed Elected Cash Amount”) equal to the Shareholder’s original elected cash amount under the Original Offer multiplied by 1.25, and (ii) that number of Inmet Shares equal to the excess of $0.60 over the Deemed Elected Cash Amount, divided by $50.82.

For example, if a registered Shareholder has previously deposited 100,000 Common Shares pursuant to a Letter of Transmittal in the form accompanying the Original Offer and Circular, and elected in such Letter of Transmittal the Elected Cash Alternative indicating an elected cash amount of $0.24, such Shareholder will be entitled to receive under the Offer, upon take-up and payment for such Common Shares by Inmet, $0.30 and 0.0059 Inmet Shares per deposited Common Share, for an aggregate of $30,000 in cash and 590 Inmet Shares.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in depositing their Common Shares. Such nominees are likely to have established tendering cut-off times that are earlier than the Expiry Time.

6.             Source of Funds

The second paragraph of Section 9 of the Circular, “Source of Funds” (found at page 36 of the Original Offer and Circular), is deleted and replaced by the following:

In the event that all of the outstanding Common Shares (but excluding Common Shares owned or controlled by the Offeror and its affiliates and associates) and all in-the-money warrants and options are exercised and the underlying Common Shares are tendered to the Offer and are taken up and paid for, the total cash consideration payable to such tendering Shareholders would be approximately $139 million. All such funds are available and will be paid from Inmet’s cash on hand.

7.             Stock Exchange Listing of the Inmet Shares

The paragraph under Section 16 of the Circular, “Regulatory Matters — Stock Exchange Listing” (found at page 43 of the Original Offer and Circular), is deleted and replaced by the following:

In connection with the Offer and assuming all holders of currently outstanding Common Shares elect the Share Alternative, Inmet expects to issue up to approximately 2.6 million Inmet Shares, representing approximately 3.8% of the Inmet Shares outstanding on a non-diluted basis immediately prior to the

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completion of the Offer.  Inmet has applied to list such Inmet Shares on the TSX.  Listing will be subject to fulfillment of all of the applicable listing requirements and the approval of the TSX.

8.             Take-up of and Payment for Deposited Common Shares

If all the conditions of the Offer described in Section 4 of the Original Offer, “Conditions of the Offer”, have been satisfied or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up Common Shares validly deposited under the Offer and not withdrawn not later than 10 days after the Expiry Time of the Offer and will pay for Common Shares taken up as soon as possible, but in any event not later than three business days after taking up the Common Shares. In accordance with applicable law, the Offeror will take up and pay for Common Shares deposited under the Offer after the date on which it first takes up Common Shares deposited under the Offer within 10 days after such deposit.

Shareholders are referred to Section 6 of the Original Offer, “Take-up of and Payment for Deposited Common Shares”, for details as to the take-up of and payment for Common Shares under the Offer.

9.             Withdrawal of Deposited Common Shares

Except as otherwise stated in Section 8 of the Original Offer, “Withdrawal of Deposited Common Shares”, or as otherwise required by applicable laws, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)           at any time before the Deposited Shares have been taken up by the Offeror pursuant to the Offer;

(b)           if the Deposited Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c)           at any time before the expiration of ten days from the date upon which either:

(i)            a notice of change relating to a change that has occurred in the information contained in the Original Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)           a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than ten days, or a variation consisting solely of a waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated to the Depositary and Information Agent (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Securities Authorities) and only if such Deposited Shares have not been taken up by the Offeror in advance of the receipt of such communication by the Depositary and Information Agent.

Withdrawals may not be rescinded and any Deposited Shares withdrawn will be deemed not validly deposited for the purposes of the Offer but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Original Offer, “Manner of Acceptance”.

Shareholders are referred to Section 8 of the Original Offer, “Withdrawal of Deposited Common Shares”, for a description of the procedures for exercising the right to withdraw Common Shares deposited under the Offer.

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10.          Variations to the Offer

The Original Offer and Circular, the original Letter of Transmittal and the original Notice of Guaranteed Delivery shall be read together with this Notice of Variation and the Revised Letter of Transmittal and Revised Notice of Guaranteed Delivery in order to give effect to the variations in the terms and conditions of the Offer and the changes in information to the Original Offer and Circular set out in this Notice of Variation.

11.          Statutory Rights

Securities legislation in the provinces and territories of Canada provides security holders of PTQ with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to those securityholders.  However, such rights must be exercised within prescribed time limits.  Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

12.          Documents Filed with the SEC

A Registration Statement on Form F-80 under the U.S. Securities Act has been filed with the SEC which covers the Inmet Shares to be issued pursuant to the Offer, and a tender offer statement on Schedule 14D1-F has also been filed with the SEC. The Original Offer and Circular do not contain all of the information set forth in such documents. Reference is made to those documents and the exhibits thereto for further information. In addition to the documents listed under Section 22 of the Circular, “Documents Filed with the SEC” on pages 57 and 58 of the Original Offer and Circular, the press release dated September 28, 2012, the press release dated October 16, 2012, the press release dated October 25, 2012, this Notice of Variation, the Revised Letter of Transmittal and the Revised Notice of Guaranteed Delivery have been filed with the SEC.

13.          Directors Approval

The contents of this Notice of Variation have been approved, and the sending thereof to holders of Common Shares has been authorized, by the board of directors of Inmet.

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CERTIFICATE OF THE OFFEROR

The foregoing, together with the Original Offer and Circular dated September 27, 2012, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED:  October 25, 2012

(Signed) JOCHEN E. TILK	(Signed) D. JAMES SLATTERY
President and Chief Executive Officer	Vice-President and Chief Financial Officer

On behalf of the Board of Directors of Inmet

(Signed) DAVID R. BEATTY	(Signed) JOHN H. CLAPPISON
Director	Director

A-1

THE DEALER MANAGER FOR THE OFFER IS:

DUNDEE CAPITAL MARKETS

In Canada: Dundee Securities Ltd. 1 Adelaide Street East Suite 2000 Toronto, Ontario M5C 2V9 Tel. 416-350-3388 Toll Free: 1-888-332-2661	In the United States: Dundee Securities Inc. 1 Adelaide Street East Suite 2000 Toronto, Ontario M5C 2V9 Tel: 416-350-3388 Toll Free: 1-888-332-2661

THE DEPOSITARY AND INFORMATION AGENT FOR THE OFFER IS:

NORTH AMERICAN TOLL-FREE
1-877-452-7184

Email: assistance@laurelhill.com

Banks and Brokers and Collect Calls Outside North America
1-416-304-0211

By Mail

31 Adelaide St East
P.O. Box 280
Toronto, Ontario
M5C 2J4
Canada

By Registered Mail, Hand or by Courier

366 Bay Street, Suite 200
Toronto, Ontario
M5H 4B2
Canada

By Facsimile Transmission

1-416-646-2415

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.  THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY INMET MINING CORPORATION TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES OF PETAQUILLA MINERALS LTD.

LETTER OF TRANSMITTAL

for Deposit of Common Shares and SRP Rights of

PETAQUILLA MINERALS LTD.

pursuant to the Offer dated September 27, 2012, as amended and varied, made by

INMET MINING CORPORATION

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (VANCOUVER TIME) ON MONDAY, NOVEMBER 5, 2012 (THE “EXPIRY TIME”) UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS LETTER OF TRANSMITTAL IF:

1.                                      YOU ARE ACCEPTING THE OFFER AND DEPOSITING CERTIFICATE(S) REPRESENTING COMMON SHARES;

2.                                      YOU ARE A U.S. SHAREHOLDER FOLLOWING PROCEDURES FOR BOOK-ENTRY TRANSFER AND DO NOT HAVE AN AGENT’S MESSAGE; OR

3.                                      YOU PREVIOUSLY DEPOSITED SHARES PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

This Letter of Transmittal is to be used to deposit common shares of Petaquilla Minerals Ltd. (“PTQ”), including any common shares that may be issued after September 27, 2012 but prior to the Expiry Time upon the exercise, exchange or conversion of any Convertible Securities (as defined in the offer (the “Original Offer”) and circular (the “Circular”) dated September 27, 2012, as amended, varied and supplemented by the accompanying notice of variation dated October 25, 2012 (the “Notice of Variation”)), together with any associated rights (the “SRP Rights”) outstanding under the PTQ Shareholder Rights Plan (as defined in the Original Offer and Circular) (such common shares, together with the SRP Rights, the “Common Shares”), under the offer (as amended and varied, the “Offer”) made by Inmet Mining Corporation (the “Offeror”) to holders of Common Shares (“Shareholders”).

This Letter of Transmittal or a manually executed facsimile hereof, properly completed and duly executed in accordance with the instructions set out herein, together with all other required documents, must be received by Laurel Hill Advisory Group (the “Depositary and Information Agent”) at the office specified on the back of this Letter of Transmittal, at or prior to the Expiry Time.

Shareholders whose Common Shares are held in the book-entry system maintained by CDS Clearing and Depository Services Inc. (“CDS”) may accept the Offer by following the procedures for a book-entry transfer established by CDS provided that a Book-Entry Confirmation through CDSX is received by the Depositary and Information Agent at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary and Information Agent has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary and Information Agent’s account in accordance with CDS’ procedures for such transfer. Delivery of Common Shares to the Depositary and Information Agent by means of a book-entry transfer will constitute a valid tender under the Offer. Shareholders, through their respective CDS participants who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary and Information Agent’s account with CDS, shall be deemed to have completed and delivered a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary and Information Agent are considered a valid tender in accordance with the terms of the Offer.

Shareholders who hold their Common Shares by book-entry through The Depository Trust Company (“DTC”) may accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), together with any required signature guarantees, and all other required documents, are received by the Depositary and Information Agent at its office in Toronto, Ontario specified in this Letter of Transmittal at or prior to the Expiry Time. The Depositary and Information Agent has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC’s systems may cause DTC to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary and Information Agent’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Common Shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary and Information Agent at its office in Toronto, Ontario prior to the Expiry Time.

Shareholders who wish to accept the Offer but (a) whose certificate(s) representing such Common Shares are not immediately available, (b) who cannot complete the procedure for book-entry transfer of such Common Shares on a timely basis, or (c) whose certificate(s) and all other required documents cannot be delivered to the Depositary and Information Agent at or prior to the Expiry Time, must deposit their Common Shares according to the guaranteed delivery procedure set forth under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Original Offer by using the accompanying Notice of Guaranteed Delivery (printed on GREEN paper) or a manually executed facsimile thereof. See Instruction 2 herein, “Procedure for Guaranteed Delivery”.

The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any state in the United States or any other jurisdiction in which such offer or solicitation is unlawful.

The terms and conditions of the Offer are incorporated by reference into this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Original Offer and Circular (as amended, varied and supplemented by the Notice of Variation, the “Offer and Circular”) have the meanings ascribed to them in the Offer and Circular.

Consideration Election

A Shareholder may elect to receive as consideration for such Shareholder’s Common Shares:

(a)                                  0.0118 of an Inmet Share and $0.001 in cash (the “Share Alternative”); or

(b)                                 a cash amount that is greater than $0.001 but not more than $0.60, and, if such elected cash amount is less than $0.60, that number of Inmet Shares equal to the excess of $0.60 over the elected cash amount, divided by $50.82 (the “Elected Cash Alternative”), in each case subject to rounding as set forth below. A Shareholder may elect the Share Alternative or the Elected Cash Alternative with respect to all of such Shareholder’s Common Shares. A Shareholder that fails to elect the Share Alternative or the Elected Cash Alternative will be deemed to have elected the Share Alternative for all of such Shareholder’s Common Shares deposited under the Offer. Any election or deemed election previously made by a Shareholder pursuant to a Notice of Guaranteed Delivery will be binding on the Shareholder and, for greater certainty, any consideration election in this Letter of Transmittal will be void and of no effect.

No fractional Inmet Shares will be issued under the Offer. Any Shareholder that would otherwise be entitled to receive a fractional Inmet Share will receive the applicable number of Inmet Shares, rounded down to the nearest whole number.  The aggregate cash payable to each Shareholder shall be rounded down to the nearest whole cent.

Tax Election

The disposition of Common Shares under the Offer will be immediately taxable to a Shareholder who is resident in Canada for the purposes of the Income Tax Act (Canada) (the “Tax Act”) or a Shareholder who is not resident in Canada for the purposes of the Tax Act and whose Common Shares are “taxable Canadian property” and not “treaty-protected property” (as each term is defined in the Tax Act), unless such Shareholder receives Inmet Shares pursuant to the Offer and such Shareholder files a tax election form (duly executed with the Offeror) with the Canada Revenue Agency and any applicable provincial tax authority by the applicable deadline, in which case a full or partial tax deferral may be obtained. If you are a Shareholder who qualifies as an Eligible Holder (defined below) and wish to make a tax election (the “Rollover Option”), you may request a tax instruction letter by completing Block H in this Letter of Transmittal.

As described in detail in the Circular, the Offeror will not be responsible for the proper completion or filing of any tax election and a Shareholder electing the Rollover Option will be solely responsible for the payment of any taxes, interest, expenses, damages or late filing penalties resulting from the failure to properly complete or file a tax election in the form or manner and within the time prescribed by applicable tax legislation. The Offeror agrees only to execute any properly completed tax election and to forward such election by mail by the 90th day after the receipt thereof by the Offeror to the applicable Shareholder provided that any such tax election is received by the Offeror within 90 days following the Expiry Date. See “Canadian Federal Income Tax Considerations” in Section 18 of the Circular.

A tax instruction letter, consisting of the relevant federal and provincial tax election forms, may be obtained from the Depositary and Information Agent by checking the appropriate box in Block H in this Letter of Transmittal.

The completion of a tax election is complicated and Eligible Holders should consult their own legal and tax advisors in order to properly complete a tax election in the appropriate circumstances.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit their Common Shares under the Offer.

All dollar references in this Letter of Transmittal refer to Canadian dollars except where otherwise indicated.

YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW. DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ON THE BACK PAGE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY AND INFORMATION AGENT.

IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE FORM W-9 SET FORTH BELOW (SEE “U.S. SHAREHOLDERS AND FORM W-9”).

Please read carefully the Instructions set forth below before completing this Letter of Transmittal

TO:	INMET MINING CORPORATION
AND TO:	LAUREL HILL ADVISORY GROUP, as Depositary and Information Agent

The undersigned delivers to you the enclosed certificate(s) for Common Shares (the “Deposited Shares”) and SRP Rights, if applicable. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Common Shares upon the terms and conditions contained in the Offer. The undersigned understands that by depositing Common Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Offeror will be allocated to the SRP Rights. The undersigned understands that, unless such requirement is waived by the Offeror, Shareholders are required to deposit one SRP Right for each Common Share in order to effect a valid deposit of such Common Share or, if available, a book-entry confirmation must be received by the Depositary and Information Agent with respect thereto. The following are the details of the enclosed certificate(s):

PTQ COMMON SHARES

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the below form.)

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*

TOTAL:

SRP RIGHTS**

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the below form.)
(To be completed if necessary)

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited*

TOTAL:

*              Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.

**           The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights (“Rights Certificates”): (i) if the Separation Time under the PTQ Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by PTQ, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by PTQ and received by the undersigned prior to the time the undersigned deposits Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered with the certificates for the Common Shares; and (iii) if the Separation Time occurs and Rights Certificates are not distributed by the time that the undersigned deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. See Instruction 2, “Procedure for Guaranteed Delivery”. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of deposited Common Shares to the Depositary, on or before the third trading day on the Toronto Stock Exchange (the “TSX”) after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

The undersigned delivers to you the enclosed certificate(s) for Common Shares and, effective at such time as such Common Shares are taken up pursuant to the Offer and subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Common Shares and hereby assigns to the Offeror all right, title and interest therein.

The undersigned acknowledges receipt of the Offer and the Circular and acknowledges that there will be a binding agreement between the undersigned and the Offeror, effective immediately following the time at which the Offeror takes up Common Shares deposited by the undersigned, in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Common Shares and any Distributions covered by this Letter of Transmittal and all interests therein and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Common Shares or Distributions (or interests therein) to any other person; (ii) such Shareholder depositing the Common Shares (and any Distributions), or on whose behalf such Common Shares (and any Distributions) are being deposited, has good title to and is the beneficial owner of the Common Shares (and any Distributions) being deposited within the meaning of applicable Laws; (iii) the deposit of such Common Shares (and any Distributions) complies with applicable Laws; and (iv) when such deposited Common Shares and any Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and Circular and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer and Circular, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares and delivers to the Offeror the enclosed Common Share certificate(s) and Rights Certificate(s), if applicable, representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares including the SRP Rights, whether or not separated from the Common Shares, and any and all Distributions.

If, on or after the date of the Offer, PTQ should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, issue any Common Shares, or issue, grant or sell any securities convertible into Common Shares, or disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Original Offer, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change.

Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares, whether or not separated from the Common Shares.

If, on or after the date of the Offer, PTQ should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Share, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its nominee or transferee on the securities register maintained by or on behalf of PTQ in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under Section 4 of the Original Offer, “Conditions of the Offer”): (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Common Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

If the Separation Time does not occur before the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by PTQ to Shareholders prior to the time that the undersigned’s Common Shares are deposited pursuant to the Offer, in order for the Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that the undersigned deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Original Offer and the Notice of Guaranteed Delivery.

In any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited pursuant to the Offer to the Depositary and Information Agent, on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary and Information Agent receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

The undersigned irrevocably constitutes and appoints each officer of the Offeror and any other person designated by the Offeror in writing as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Deposited Shares deposited pursuant to the Offer and purchased by the Offeror (the “Purchased Shares”), and with respect to any and all Distributions thereon which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Shares or any of them after September 5, 2012 except as otherwise indicated in Section 11 of the Original Offer, “Changes in Capitalization, Dividends, Distributions and Liens”.  Such power of attorney shall be effective on or after the date that the Offeror takes up and pays for the Purchased Shares, with full power of substitution and resubstitution (such powers of attorney, being coupled with an interest, being irrevocable), to, in the name of and on behalf of the undersigned: (a) register or record the transfer or cancellation of Purchased Shares and Distributions on the appropriate registers maintained by or on behalf of PTQ; (b) exercise any and all rights of the undersigned including, without limitation, the right to vote, execute and deliver, as and when requested by the Offeror, any instruments of proxy, authorizations, resolutions or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Shares and Distributions, to revoke any such instrument, authorization, resolution or consent, or to designate in any such instrument, authorization, resolution or consent any person or persons as the proxyholder of the undersigned in respect of such Purchased Shares or Distributions for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment or postponement thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of PTQ; (c) execute, endorse and negotiate any cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of a holder of Purchased Shares or Distributions; (d) exercise any rights of a holder of Purchased Shares and Distributions with respect to such Purchased Shares and Distributions; and (e) execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey such Purchased Shares and Distributions to the Offeror.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Shares or any Distributions.  No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Purchased Shares or any Distributions by or on behalf of the undersigned.

The undersigned agrees not to vote any of the Deposited Shares taken up and paid for under the Offer, or any Other Securities, at any meeting (whether annual, special or otherwise or any adjourned or postponement thereof, including without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of PTQ and not to exercise any of the other rights or privileges attached to the Purchased Shares or Distributions. The undersigned agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any of the Purchased Shares or Distributions, and to designate in such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Shares or Distributions.  Upon such appointment, all prior proxies given by the holder of such Purchased Shares or Distributions with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto.

The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder of the undersigned in respect of such Purchased Shares or Distributions.

The undersigned covenants and agrees to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares or Distributions to the Offeror.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of Common Shares pursuant to this Letter of Transmittal is irrevocable.

The authority herein conferred, coupled with an interest, is not intended to be a continuing power of attorney within the meaning of and governed by the Substitute Decisions Act (Ontario), or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a “CPOA”). The execution of this Letter of Transmittal shall not terminate any such CPOA granted by the undersigned previously and shall not be terminated by the execution by the undersigned in the future of the CPOA, and the undersigned hereby agrees not to take any action in the future which results in the termination of the authority herein conferred.

The undersigned instructs the Offeror and the Depositary and Information Agent, upon the Offeror taking up the Deposited Shares, to mail the cheque payable, and any certificates for Inmet Shares issued for such Deposited Shares by first class mail, postage prepaid, or to hold such cheque and certificates for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be purchased, any deposited documents, including, if applicable, certificate(s) representing Deposited Shares, shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the Offeror has no obligation pursuant to the instructions given below to transfer any Deposited Shares from the name of the registered holder thereof if the Offeror does not purchase any of the Deposited Shares.

Pursuant to rules of the Canadian Payments Association, a $25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of $25 million will be effected by the Depositary and Information Agent by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of $25 million will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary and Information Agent in writing. In the event wire transfer instructions are required as set out above, the Depositary and Information Agent will contact the undersigned promptly following the Expiry Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary and Information Agent resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Offer.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer and the propriety of the completion and execution of this Letter of Transmittal and (if applicable) the Notice of Guaranteed Delivery will be determined by the Offeror in its sole discretion and that such determination will be final and binding and acknowledges that (i) the Offeror reserves the absolute right to reject any and all deposits of Common Shares that the Offeror determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction, (ii) the Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares, (iii) there shall be no duty or obligation of the Offeror or the Depositary and Information Agent or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice, (iv) the Offeror’s interpretation of the terms and conditions of the Offer and Circular, this Letter of Transmittal and (if applicable) the Notice of Guaranteed Delivery shall be final and binding, and (v) the Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in the Offer.

The undersigned also understands and acknowledges that under no circumstances will interest accrue or any amount be paid by the Offeror or the Depositary and Information Agent to any person on the purchase price of any Deposited Shares purchased by the Offeror, regardless of any delay in making such payment.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une version anglaise de la présente lettre d’envoi par le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l’offre, telle qu’elle est acceptée au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

CONSIDERATION ELECTION

MAKE ONE OF THE FOLLOWING ELECTIONS (unless you deposited a Notice of Guaranteed Delivery)

If you fail to make an election below, or the election fails to comply with the other requirements of such election and such failure is not corrected prior to the Expiry Time, you will be deemed to have selected the Share Alternative for the Deposited Shares as described in the Offer and Circular.

OPTION 1 — SHARE ALTERNATIVE

☐ The undersigned hereby elects to receive 0.0118 of an Inmet Share and $0.001 in cash as consideration for each of the undersigned’s Deposited Shares.

— OR—

OPTION 2 — ELECTED CASH ALTERNATIVE

☐ The undersigned hereby elects to receive that amount of cash indicated below and, if less than $0.60 is so indicated, the number of Inmet Shares equal to the excess of $0.60 over such elected cash amount, divided by $50.82, as consideration for each of the undersigned’s Deposited Shares.  (Please indicate below the cash amount that is greater than $0.001, and not more than $0.60, that you wish to receive per Deposited Share.)

Elected Cash Amount:  $                               (If the amount exceeds $0.60, it will be deemed to be $0.60)

The undersigned hereby acknowledges the terms and conditions regarding rounding as described in the Offer and Circular.

RESIDENCY STATUS

By execution of this Letter of Transmittal, the undersigned hereby represents and warrants that, for the purposes of the Tax Act, the undersigned is an individual, trust or corporation which is (please check appropriate box):

☐            not a non-resident for Canadian income tax purposes

— OR —

☐            a non-resident for Canadian income tax purposes

indicate country of residence:

Note: A Shareholder which is a partnership that has any non-resident partner(s) should represent and warrant above that it is “a non-resident for Canadian income tax purposes”.

BLOCK A	BLOCK B
PAYMENT INSTRUCTIONS	DELIVERY INSTRUCTIONS

(See Instructions 3 and 4)	(See Instructions 3 and 4)

ISSUE INMET SHARES (IF ANY) AND	SEND INMET SHARES (IF ANY) AND
CHEQUE IN THE NAME OF:	CHEQUE (unless BLOCK C is checked) TO:
(please print or type)	(please print or type)

☐ Same as address in Block A or to:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province/State)	(City and Province/State)

(Country and Postal/Zip Code)	(Country and Postal/Zip Code)

(Telephone — Business Hours)	(Telephone — Business Hours)

(Tax Identification or Social Insurance or Social Security Number)	(Tax Identification or Social Insurance or Social Security Number)

(E-mail Address)	(E-mail Address)

BLOCK C
SPECIAL PICK-UP INSTRUCTIONS

☐	HOLD INMET SHARES (IF ANY) AND CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY AND INFORMATION AGENT WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED

BLOCK D
STATUS AS U.S. SHAREHOLDER

TO BE COMPLETED BY ALL SHAREHOLDERS

(See Instruction 13)

Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder:

☐               The person signing on Block I represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐               The person signing on Block I is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any Shareholder that is either (A) providing an address in Block A or B that is located within the United States or any territory or possession thereof or (B) that is a U.S. person for U.S. federal income tax purposes.  A Shareholder is a U.S. person for U.S. federal income tax purposes if the Shareholder is: (A) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (B) a corporation, partnership, company or association created or organized in the United States or under the laws of the United States or any state or the District of Columbia; (C) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (D) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

To avoid U.S. backup withholding, if you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, you must furnish Form W-9.  You can find more information in Instruction 13, “U.S. Shareholders and Form W-9”.

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, indicate whether you are an institutional investor:

☐               The person signing on Block I represents that it is not an institutional investor and is not acting on behalf of an institutional investor.

☐               The person signing on Block I represents that it is an institutional investor or is acting on behalf of one.

An “institutional investor” includes any of the following, whether acting for itself or for others in a fiduciary capacity”

(A)       a depository institution or international banking institution;

(B)        an insurance company;

(C)        a separate account of an insurance company;

(D)       an investment company as defined in the U.S. Investment Company Act of 1940;

(E)        a broker-dealer registered under the U.S. Securities Exchange Act of 1934 (the “U.S. Exchange Act”);

(F)        an employee pension, profit-sharing, or benefit plan that meets certain conditions;

(G)        a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan meets certain conditions;

(H)       a trust, if it has total assets in excess of $10,000,000 and meets certain conditions;

(I)         an organization described in Section 501(c)(3) of the U.S. Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10,000,000;

(J)         a small business investment company licensed by the U.S. Small Business Administration with total assets in excess of $10,000,000;

(K)       a private business development company as defined in Section 202(a)(22) of the U.S. Investment Advisers Act of 1940 with total assets in excess of $10,000,000;

(L)        a federal covered investment adviser acting for its own account;

(M)      a “qualified institutional buyer” as defined in Rule 144A(a)(1), other than Rule 144A(a) (1)(H);

(N)       a “major U.S. institutional investor” as defined in U.S. Exchange Act Rule 15a-6(b)(4)(i); and

(O)       any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the applicable state law.

BLOCK E
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐	CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND INFORMATION AGENT AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder:

Date of Execution of Notice of Guaranteed Delivery:

Window Ticket Number (if any):

Name of Institution which Guaranteed Delivery:

BLOCK F
BOOK-ENTRY TRANSFER

☐	CHECK HERE IF COMMON SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER TO THE DEPOSITARY AND INFORMATION AGENT’S ACCOUNT AT DTC AND COMPLETE THE FOLLOWING: (please print or type)

Name of Tendering Institution:

Account Number:

Transaction Code Number:

BLOCK G
INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

(See Instruction 12)

The undersigned represents that the dealer who solicited and obtained this deposit is:  (please print or type)

(Firm)	(Registered Representative)	(Telephone Number)

☐      CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

BLOCK H
SECTION 85 ROLLOVER OPTION ELECTION

As described in Section 18 of the Circular, “Canadian Federal Income Tax Considerations”, an Eligible Holder (as defined below) who elects the Rollover Option, and who receives Inmet Shares as partial consideration for such holder’s Common Shares, may obtain a full or partial tax deferral in respect of the disposition of Common Shares as a consequence of filing with the Canada Revenue Agency (and, where applicable, with a provincial tax authority) a joint election made by the Eligible Holder and the Offeror (the “Tax Election”) under subsection 85(1) or (2) of the Tax Act and the corresponding provisions of any applicable provincial tax legislation.

An “Eligible Holder” means a beneficial owner of Common Shares who is (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention, whose Common Shares constitute “taxable Canadian property” (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of the Common Shares by reason of an exemption contained in an applicable income tax treaty or convention, or (c) a partnership if one or more members of the partnership are described in (a) or (b).

Eligible Holders should consult their own advisors as to whether they should make the Tax Election and (if so) the procedure for doing so. It is the Eligible Holder’s responsibility to take the steps required to make a valid Tax Election.

The joint Tax Election can only be made by a beneficial owner of Common Shares who is an Eligible Holder, and who receives Inmet Shares as partial consideration for such holder’s Deposited Common Shares. No joint Tax Election will be made with any other persons. With the exception of execution of the election by the Offeror, compliance with the requirements for a valid election will be the sole responsibility of the Eligible Holder making such election.

By checking the box below to elect the Rollover Option, the undersigned (i) represents that the beneficial owner of the Deposited Shares is an Eligible Holder, and (ii) acknowledges that it is the Eligible Holder’s responsibility to comply with the requirements for a valid Tax Election.

☐            Check here if the beneficial owner of the Deposited Shares (i) is an Eligible Holder and (ii) wishes to elect the Rollover Option in order to make a joint tax election with the Offeror under subsection 85(1) or (2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Eligible Holders who check this box and submit this Letter of Transmittal will receive a tax instruction letter setting out procedures for completing the information that must be provided no later than 90 days after the Expiry Time.

BLOCK I
SHAREHOLDER SIGNATURE AND SIGNATURE GUARANTEE

By signing below, the undersigned expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

INSTRUCTIONS

1.                                      Use of Letter of Transmittal

(a)                                 This Letter of Transmittal (or a manually signed facsimile thereof) together with accompanying certificate(s) representing the Deposited Shares, if applicable, must be received by the Depositary and Information Agent at its offices specified on the back page hereof at or prior to the Expiry Time, being 11:59 p.m. (Vancouver time) on Monday, November 5, 2012, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is employed.

(b)                                 The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Deposited Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary and Information Agent at its offices specified on the back page hereof. The Offeror recommends that the necessary documentation be hand delivered to the Depositary and Information Agent at its office specified on the back page hereof, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Common Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares.

2.                                      Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer but (a) the certificate(s) representing such Common Shares are not immediately available, (b) the Shareholder cannot complete the procedure for book-entry transfer of such Common Shares on a timely basis, or (c) the certificate(s) and all other required documents cannot be delivered to the Depositary and Information Agent at or prior to the Expiry Time, such Common Shares may nevertheless be deposited provided that all of the following conditions are met:

(a)                                 the deposit is made by or through an Eligible Institution;

(b)                                 a properly completed and duly executed copy of the Notice of Guaranteed Delivery printed on GREEN paper (or an executed facsimile thereof) is received by the Depositary and Information Agent at its office in Toronto, Ontario at or prior to the Expiry Time;

(c)                                  the certificate(s) representing deposited Common Shares, in proper form for transfer, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, and all other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to the deposited Common Shares and, in the case of DTC accounts, a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal), are received by the Depositary and Information Agent at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) must be delivered to the Toronto, Ontario office of the Depositary and Information Agent; and

(d)                                 in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer with respect to all deposited SRP Rights, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed with any required signature guarantees, covering the deposited SRP Rights and all other documents required by the Letter of Transmittal are received by the Depositary and Information Agent at the applicable address specified in the Notice of Guaranteed Delivery no later than 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to holders of Common Shares.

The Notice of Guaranteed Delivery may be delivered by mail, hand or courier or transmitted by facsimile transmission to the Depositary and Information Agent at its office in Toronto, Ontario and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificates and all other required documents to any office other than the Toronto, Ontario office of the Depositary and Information Agent or by facsimile to a facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), acceptable to the Depositary and Information Agent; Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in Canada or the United States.

3.                                      Signatures

(a)                                 This Letter of Transmittal must be completed and signed by the holder of Common Shares accepting the Offer or by such holder’s duly authorized representative (in accordance with Instruction 5).

(b)                                 If this Letter of Transmittal is signed by the registered owner(s) of the Deposited Shares, such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered, or, if applicable, as written on the face of such certificate(s) representing the Deposited Shares, in either case, without any change whatsoever, and any such certificate(s) need not be endorsed. If any Deposited Shares are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c)                                  If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares:

(i)                                     such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)                                  the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.                                      Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Deposited Shares, or if the Inmet Shares (if any) and cheque are to be issued to a person other than such registered owner(s) (see Block A) or sent to an address other than the address of the registered owner(s) (see Block B) as shown on the register of holders of Common Shares maintained by or on behalf of PTQ, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary and Information Agent (except that no guarantee is required if the signature is that of an Eligible Institution).

5.                                      Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary and Information Agent, in their discretion, may require additional evidence of authority or additional documentation.

6.                                      Partial Tenders

If less than the total number of Common Shares evidenced by a certificate submitted are to be deposited, fill in the number of Common Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.                                      Delivery Instructions

If any Inmet Shares and cheque(s) are to be sent to or, in respect of partial deposits of Common Shares, certificates representing Common Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, entitled “Payment Instructions”, then Block B on this Letter of Transmittal, entitled “Delivery Instructions”, should also be completed.  If Block B is not completed, any Inmet Shares and cheque(s) will be mailed to the depositing Shareholder at the address of such Shareholder as it appears in Block A or, if no address is provided in Block A, then they will be mailed to the address of such Shareholder as it appears on the securities register maintained by or on behalf of PTQ.  Any Inmet Shares and cheque(s) mailed in accordance with the terms of the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

8.                                      Miscellaneous

(a)                                 If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and numbers of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)                                 If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)                                  No alternative, conditional or contingent deposits will be acceptable and no fractional Common Shares will be purchased. All depositing Shareholders by execution of this Letter of Transmittal (or a manually signed facsimile hereof) waive any right to receive any notice of the acceptance of Deposited Shares for payment.

(d)                                 The Offer and all contracts resulting from acceptance of the Offer will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(e)                                  Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary and Information Agent or Dundee Capital Markets (the “Dealer Manager”) at their respective addresses listed on the back page hereof.

(f)                                   Before completing this Letter of Transmittal, you are urged to read the Offer and Circular.

(g)                                  All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, the Depositary and Information Agent or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding

(h)                                 Deposits of Common Shares will not be accepted from or on behalf of Shareholders in any jurisdiction outside of Canada in which the acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

9.                                      Assistance

The Depositary and Information Agent or the Dealer Manager (see back page for addresses and telephone numbers) will be able to assist you with any questions you may have about the Offer and Circular, Notice of Guaranteed Delivery and this Letter of Transmittal. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

10.                               Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary and Information Agent at its offices in Toronto, Ontario and the Depositary and Information Agent will forward such letter to the transfer agent for the Common Shares and/or SRP Rights so that such transfer agent may provide replacement instructions. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary and Information Agent so that the Depositary and Information Agent or the transfer agent for the Common Shares may contact you. If your share certificate has been lost or destroyed, you must take the foregoing action sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the replacement certificate to be tendered to the Offer prior to the Expiry Time.

11.                               Privacy Notice

The Depositary and Information Agent is committed to protecting your personal information. In the course of providing services to you and its corporate clients, the Depositary and Information Agent receives non-public personal information about you from transactions performed by the Depositary and Information Agent for you, forms you send to the Depositary and Information Agent, other communications the Depositary and Information Agent has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. The Depositary and Information Agent uses this to administer your account, to better serve your and its clients’ needs and for other lawful purposes relating to its services. Some of your information may be transferred to servicers in the U.S. for data processing and/or storage. The Depositary and Information Agent will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

12.                               Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Block G on this Letter of Transmittal, entitled “Dealer or Broker Soliciting Acceptance of the Offer”.  If this deposit represents more than one beneficial holder, all beneficial holder information must be provided on a list that must accompany the deposit.

13.                               U.S. Shareholders and Form W-9

U.S. federal income tax law generally requires that a U.S. person (as defined below) who receives cash in exchange for Common Shares provide the Depositary and Information Agent with his or her correct taxpayer identification number (“TIN”), which, in the case of a holder of Common Shares who is an individual, is generally the individual’s social security number. If the Depositary and Information Agent is not provided with the correct TIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service (the “IRS”) and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained by the holder from the IRS, provided that the required information is timely furnished to the IRS.

You are a U.S. person if you are: (a) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation, partnership, company or association created or organized in the United States or under the laws of the United States or any state or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

To prevent backup withholding, each U.S. person that is a Shareholder (“U.S. Shareholder”), or person acting on behalf of a U.S. Shareholder, must furnish its correct TIN by properly completing the Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (a) that the TIN provided is correct (or that such holder is awaiting a TIN); (b) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the IRS that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the holder that he is no longer subject to backup withholding; and (c) that the holder is a U.S. person (including a U.S. resident alien).

Certain U.S. Shareholders are exempt from backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must indicate such status on the Form W-9, and sign and date the form. See the “Instructions to Form W-9” (the “W-9 Guidelines”) for additional information.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN; (ii) write ‘‘Applied For” in the space for the TIN; and (iii) sign and date the Form W-9 and the Certificate of Awaiting TIN set out in this document. In such case, the Depositary and Information Agent will withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary and Information Agent, and if the Depositary and Information Agent is not provided with a TIN within sixty (60) days, such amounts will be paid over to the IRS.

If the Form W-9 is not applicable to a Shareholder because such holder is not a U.S. Shareholder (as defined above), but such Shareholder provides an address above in Block A that is located in the United States, such holder will instead need to submit to the Depositary and Information Agent an appropriate and properly completed Form W-8 Certificate of Foreign Status, signed under penalty of perjury, or otherwise establish an exemption from backup withholding. An appropriate Form W-8 (W-8BEN, W-8ECI or other form) may be obtained from the Depositary and Information Agent.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE U.S. FEDERAL INCOME TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE

OBTAINED BY TIMELY FILING A CLAIM FOR REFUND WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

EACH HOLDER OF COMMON SHARES IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH A FORM W-9, IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING, OR IS REQUIRED TO FURNISH A FORM W-8.

TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Form W-9 (Rev. December 2011) Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification Give Form to the requester. Do not send to the IRS. Print or type See Specific Instructions on page 2. Name (as shown on your income tax return) Business name/disregarded entity name, if different from above Check appropriate box for federal tax classification. Individual/sole proprietor C Corporation S Corporation Partnership Trust/estate Exempt payee Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) Other (see instructions) Address (number, street, and apt. or suite no.) Requester’s name and address (optional) City, state, and ZIP code List account number(s) here (optional) Part I Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. The TIN provided must match the name given on the “Name” line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3. Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter. Part II Certification Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and 2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and 3. I am a U.S. citizen or other U.S. person (defined below). Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 4. Sign Here Signature of U.S. person Date General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Purpose of Form A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA. Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), 2. Certify that you are not subject to backup withholding, or 3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income. Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien, • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, • An estate (other than a foreign estate), or • A domestic trust (as defined in Regulations section 301.7701-7). Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners’ share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income. Cat. No. 10231X Form W-9 (Rev. 12-2011)

Form W-9 (Rev. 12-2011) Page 2 The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases: • The U.S. owner of a disregarded entity and not the entity, • The U.S. grantor or other owner of a grantor trust and not the trust, and • The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items: 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8. What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester, 2. You do not certify your TIN when required (see the Part II instructions on page 3 for details), 3. The IRS tells the requester that you furnished an incorrect TIN, 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9. Also see Special rules for partnerships on page 1. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty. Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Name If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name. If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form. Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name/disregarded entity name” line. Partnership, C Corporation, or S Corporation. Enter the entity’s name on the “Name” line and any business, trade, or “doing business as (DBA) name” on the “Business name/disregarded entity name” line. Disregarded entity. Enter the owner’s name on the “Name” line. The name of the entity entered on the “Name” line should never be a disregarded entity. The name on the “Name” line must be the name shown on the income tax return on which the income will be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a domestic owner, the domestic owner’s name is required to be provided on the “Name” line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on the “Business name/disregarded entity name” line. If the owner of the disregarded entity is a foreign person, you must complete an appropriate Form W-8. Note. Check the appropriate box for the federal tax classification of the person whose name is entered on the “Name” line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate). Limited Liability Company (LLC). If the person identified on the “Name” line is an LLC, check the “Limited liability company” box only and enter the appropriate code for the tax classification in the space provided. If you are an LLC that is treated as a partnership for federal tax purposes, enter “P” for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter “C” for C corporation or “S” for S corporation. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the “Name” line) is another LLC that is not disregarded for federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the “Name” line.

Form W-9 (Rev. 12-2011) Page 3 Other entities. Enter your business name as shown on required federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name/disregarded entity name” line. Exempt Payee If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the “Exempt payee” box in the line following the “Business name/disregarded entity name,” sign and date the form. Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding. The following payees are exempt from backup withholding: 1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2), 2. The United States or any of its agencies or instrumentalities, 3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities, 4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or 5. An international organization or any of its agencies or instrumentalities. Other payees that may be exempt from backup withholding include: 6. A corporation, 7. A foreign central bank of issue, 8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States, 9. A futures commission merchant registered with the Commodity Futures Trading Commission, 10. A real estate investment trust, 11. An entity registered at all times during the tax year under the Investment Company Act of 1940, 12. A common trust fund operated by a bank under section 584(a), 13. A financial institution, 14. A middleman known in the investment community as a nominee or custodian, or 15. A trust exempt from tax under section 664 or described in section 4947. The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15. IF the payment is for . . . THEN the payment is exempt for . . . Interest and dividend payments All exempt payees except for 9 Broker transactions Exempt payees 1 through 5 and 7 through 13. Also, C corporations. Barter exchange transactions and patronage dividends Exempt payees 1 through 5 Payments over $600 required to be reported and direct sales over $5,000 1 Generally, exempt payees 1 through 7 2 1 See Form 1099-MISC, Miscellaneous Income, and its instructions. 2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN. If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on page 2), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note. See the chart on page 4 for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676). If you are asked to complete Form W-9 but do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8. Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, below, and items 4 and 5 on page 4 indicate otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the “Name” line must sign. Exempt payees, see Exempt Payee on page 3. Signature requirements. Complete the certification as indicated in items 1 through 3, below, and items 4 and 5 on page 4. 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

Form W-9 (Rev. 12-2011) Page 4 4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification. What Name and Number To Give the Requester For this type of account: Give name and SSN of: 1. Individual The individual 2. Two or more individuals (joint account) The actual owner of the account or, if combined funds, the first individual on the account 1 3. Custodian account of a minor (Uniform Gift to Minors Act) The minor 2 4. a. The usual revocable savings trust (grantor is also trustee) The grantor-trustee 1 b. So-called trust account that is not a legal or valid trust under state law The actual owner 1 5. Sole proprietorship or disregarded entity owned by an individual The owner 3 6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A)) The grantor* For this type of account: Give name and EIN of: 7. Disregarded entity not owned by an individual The owner 8. A valid trust, estate, or pension trust Legal entity 4 9. Corporation or LLC electing corporate status on Form 8832 or Form 2553 The corporation 10. Association, club, religious, charitable, educational, or other tax-exempt organization The organization 11. Partnership or multi-member LLC The partnership 12. A broker or registered nominee The broker or nominee 13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments The public entity 14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B)) The trust 1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished. 2 Circle the minor’s name and furnish the minor’s SSN. 3 You must show your individual name and you may also enter your business or “DBA” name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. 4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1. * Note. Grantor also must provide a Form W-9 to trustee of trust. Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records from Identity Theft Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund. To reduce your risk: • Protect your SSN, • Ensure your employer is protecting your SSN, and • Be careful when choosing a tax preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter. If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039. For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance. Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft. The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338). Visit IRS.gov to learn more about identity theft and how to reduce your risk. Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

THE DEALER MANAGER FOR THE OFFER IS:

DUNDEE CAPITAL MARKETS

In Canada: Dundee Securities Ltd. 1 Adelaide Street East Suite 2000 Toronto, Ontario M5C 2V9 Tel. 416-350-3388 Toll Free: 1-888-332-2661	In the United States: Dundee Securities Inc. 1 Adelaide Street East Suite 2000 Toronto, Ontario M5C 2V9 Tel: 416-350-3388 Toll Free: 1-888-332-2661

THE DEPOSITARY AND INFORMATION AGENT FOR THE OFFER IS:

NORTH AMERICAN TOLL-FREE
1-877-452-7184

Email: assistance@laurelhill.com

Banks and Brokers and Collect Calls Outside North America
1-416-304-0211

By Mail

31 Adelaide St East
P.O. Box 280
Toronto, Ontario
M5C 2J4
Canada

By Registered Mail, Hand or by Courier

366 Bay Street, Suite 200
Toronto, Ontario
M5H 4B2
Canada

By Facsimile Transmission

1-416-646-2415

THIS IS NOT A LETTER OF TRANSMITTAL.  THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY INMET MINING CORPORATION TO PURCHASE ALL OUTSTANDING COMMON SHARES OF PETAQUILLA MINERALS LTD.

NOTICE OF GUARANTEED DELIVERY

for Deposit of Common Shares and SRP Rights of

PETAQUILLA MINERALS LTD.

pursuant to the Offer dated September 27, 2012, as amended and varied, made by

INMET MINING CORPORATION

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (VANCOUVER TIME) ON MONDAY, NOVEMBER 5, 2012 (THE “EXPIRY TIME”) UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF:

1.                                      YOU WISH TO ACCEPT THE OFFER BUT YOUR SHARE CERTIFICATES ARE NOT IMMEDIATELY AVAILABLE;

2.                                      YOU CANNOT COMPLETE THE PROCEDURE FOR BOOK ENTRY TRANSFER ON A TIMELY BASIS; OR

3.                                      YOUR SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS CANNOT BE DELIVERED TO THE DEPOSITARY PRIOR TO THE EXPIRY TIME.

This Notice of Guaranteed Delivery or a facsimile hereof, properly completed and duly executed in accordance with the instructions set out herein, together with all other required documents, is to be used to deposit common shares of Petaquilla Minerals Ltd. (“PTQ”), including any common shares that may be issued after September 27, 2012 but prior to the Expiry Time upon the exercise, exchange or conversion of any Convertible Securities (as defined in the offer (the “Original Offer”) and circular (the “Circular”) dated September 27, 2012, as amended, varied and supplemented by the accompanying notice of variation dated October 25, 2012 (the “Notice of Variation”)), together with any associated rights (the “SRP Rights”) outstanding under the PTQ Shareholder Rights Plan (as defined in the Original Offer and Circular) (such common shares, together with the SRP Rights, the “Common Shares”), under the offer (as amended and varied, the “Offer”) made by Inmet Mining Corporation (the “Offeror”) to holders of Common Shares (“Shareholders”) in the circumstances set out below.

This Notice of Guaranteed Delivery may be delivered by mail, hand or courier or transmitted by facsimile transmission to the Depositary and Information Agent at its principal office in Toronto, Ontario at the address or facsimile number listed in this Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in this Notice of Guaranteed Delivery.

The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any state in the United States or any other jurisdiction in which such offer or solicitation is unlawful.

The terms and conditions of the Offer are incorporated by reference into this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the

Original Offer and Circular (as amended, varied and supplemented by the Notice of Variation, the “Offer and Circular”) have the meanings ascribed to them in the Offer and Circular.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

As set forth under Section 3 of the Original Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, if a Shareholder wishes to deposit Common Shares pursuant to the Offer but (a) the certificate(s) representing such Common Shares are not immediately available, (b) the Shareholder cannot complete the procedure for book-entry transfer of such Common Shares on a timely basis, or (c) the certificate(s) and all other required documents cannot be delivered to the Depositary and Information Agent at or prior to the Expiry Time, such Common Shares (the “Deposited Shares”) may nevertheless be deposited provided that all of the following conditions are met:

(a)                                 the deposit is made by or through an Eligible Institution;

(b)                                 a properly completed and duly executed copy of the Notice of Guaranteed Delivery printed on GREEN paper (or an executed facsimile thereof) is received by the Depositary and Information Agent at its office in Toronto, Ontario at or prior to the Expiry Time;

(c)                                  the certificate(s) representing deposited Common Shares, in proper form for transfer, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, and all other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to the deposited Common Shares and, in the case of DTC accounts, a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal), are received by the Depositary and Information Agent at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) must be delivered to the Toronto, Ontario office of the Depositary and Information Agent; and

(d)                                 in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer with respect to all deposited SRP Rights, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed with any required signature guarantees, covering the deposited SRP Rights and all other documents required by the Letter of Transmittal are received by the Depositary and Information Agent at the applicable address specified in the Notice of Guaranteed Delivery no later than 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to holders of Common Shares.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), acceptable to the Depositary and Information Agent; Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in Canada or the United States.

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary and Information Agent of (a) such Common Shares and, in certain circumstances, Rights Certificates, a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which

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the Expiry Time occurs and (b) in certain cases, Rights Certificates and a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Rights Certificates are distributed to Shareholders. The undersigned also understands and acknowledges that under no circumstances will interest accrue or any amount be paid by the Offeror or the Depositary and Information Agent to any person on the purchase price of any Deposited Shares purchased by the Offeror, regardless of any delay in making such payment, and that the consideration for Deposited Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for Deposited Shares delivered to the Depositary and Information Agent prior to the Expiry Time, even if the Deposited Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary and Information Agent, and therefore payment by the Depositary and Information Agent on account of such Deposited Shares is not made, until after the take up and payment for such Deposited Shares under the Offer.

Each authority conferred or agreed to be conferred by the undersigned in this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of Common Shares pursuant to this Notice of Guaranteed Delivery is irrevocable.

TO:	INMET MINING CORPORATION
AND TO:	LAUREL HILL ADVISORY GROUP, as Depositary and Information Agent

By Mail:	By Hand or Courier:	By Facsimile Transmission:
31 Adelaide St. East	366 Bay Street, Suite 200	Facsimile Number: 1-416-646-2415
P.O. Box 280	Toronto, ON
Toronto, ON	M5H 4B2
M5C 2J4	Canada
Canada

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY MAIL, HAND OR COURIER OR TRANSMITTED BY FACSIMILE TRANSMISSION TO THE DEPOSITARY AND INFORMATION AGENT AT ITS PRINCIPAL OFFICE IN TORONTO, ONTARIO AT THE ADDRESS OR FACSIMILE NUMBER LISTED IN THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET FORTH IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATE(S) TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, THE ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY AND INFORMATION AGENT IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES FOR COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

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The undersigned hereby deposits with the Offeror upon the terms and subject to the conditions set forth in the Offer and the Letter of Transmittal, receipt of which is hereby acknowledged, the Deposited Shares described below, pursuant to the procedures for guaranteed delivery set forth in Section 3 of the Original Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”.

PTQ COMMON SHARES

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the below form.)

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*

TOTAL:

SRP RIGHTS**

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the below form.)
(To be completed if necessary)

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited*

TOTAL:

*              Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.

**           The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights (“Rights Certificates”): (i) if the Separation Time under the PTQ Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by PTQ, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by PTQ and received by the undersigned prior to the time the undersigned deposits Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered with the certificates for the Common Shares; and (iii) if the Separation Time occurs and Rights Certificates are not distributed by the time that the undersigned deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of deposited Common Shares to the Depositary, on or before the third trading day on the Toronto Stock Exchange (the “TSX”) after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

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CONSIDERATION ELECTION

MAKE ONE OF THE FOLLOWING ELECTIONS

If you fail to make an election below, or the election fails to comply with the other requirements of such election and such failure is not corrected prior to the Expiry Time, you will be deemed to have selected the Share Alternative for the Deposited Shares as described in the Offer and Circular.

OPTION 1 — SHARE ALTERNATIVE

☐ The undersigned hereby elects to receive 0.0118 of an Inmet Share and $0.001 in cash as consideration for each of the undersigned’s Deposited Shares.

— OR—

OPTION 2 — ELECTED CASH ALTERNATIVE

☐ The undersigned hereby elects to receive that amount of cash indicated below and, if less than $0.60 is so indicated, the number of Inmet Shares equal to the excess of $0.60 over such elected cash amount, divided by $50.82, as consideration for each of the undersigned’s Deposited Shares.  (Please indicate below the cash amount that is greater than $0.001, and not more than $0.60, that you wish to receive per Deposited Share.)

Elected Cash Amount:    $                                   (If the amount exceeds $0.60, it will be deemed to be $0.60)

The undersigned hereby acknowledges the terms and conditions regarding rounding as described in the Offer and Circular.

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STATUS AS U.S. SHAREHOLDER AND INSTITUTIONAL INVESTOR

TO BE COMPLETED BY ALL SHAREHOLDERS

Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder:

☐                                    The undersigned represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐                                    The undersigned is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any Shareholder that is either (A) providing an address in Block A or B that is located within the United States or any territory or possession thereof or (B) that is a U.S. person for U.S. federal income tax purposes.  A Shareholder is a U.S. person for U.S. federal income tax purposes if the Shareholder is: (A) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (B) a corporation, partnership, company or association created or organized in the United States or under the laws of the United States or any state or the District of Columbia; (C) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (D) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, indicate whether you are an institutional investor:

☐                                    The undersigned represents that it is not an institutional investor and is not acting on behalf of an institutional investor.

☐                                    The undersigned represents that it is an institutional investor or is acting on behalf of one.

An “institutional investor” includes any of the following, whether acting for itself or for others in a fiduciary capacity”

(A)                               a depository institution or international banking institution;

(B)                               an insurance company;

(C)                               a separate account of an insurance company;

(D)                               an investment company as defined in the U.S. Investment Company Act of 1940;

(E)                                a broker-dealer registered under the U.S. Securities Exchange Act of 1934 (the “U.S. Exchange Act”);

(F)                                 an employee pension, profit-sharing, or benefit plan that meets certain conditions;

(G)                               a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan meets certain conditions;

(H)                              a trust, if it has total assets in excess of $10,000,000 and meets certain conditions;

(I)                                   an organization described in Section 501(c)(3) of the U.S. Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $10,000,000;

(J)                                   a small business investment company licensed by the U.S. Small Business Administration with total assets in excess of $10,000,000;

(K)                              a private business development company as defined in Section 202(a)(22) of the U.S. Investment Advisers Act of 1940 with total assets in excess of $10,000,000;

(L)                                a federal covered investment adviser acting for its own account;

(M)                            a “qualified institutional buyer” as defined in Rule 144A(a)(1), other than Rule 144A(a) (1)(H);

(N)                               a “major U.S. institutional investor” as defined in U.S. Exchange Act Rule 15a-6(b)(4)(i); and

(O)                               any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the applicable state law.

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SHAREHOLDER SIGNATURE(S)

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)	Postal Code/Zip Code

Date	Daytime Telephone Number

BOOK-ENTRY TRANSFER

☐            Check if Common Shares will be deposited by book-entry transfer, and provide the information below:

Name of Depositing Institution

Account Number

Transaction Code Number

GUARANTEE OF DELIVERY

The undersigned, an Eligible Institution, hereby guarantees delivery to the Depositary and Information Agent, at its address set forth herein, of the certificate(s) representing the Common Shares deposited hereby, in proper form for transfer, together with a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, and all other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to all such Common Shares deposited hereby and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal at or prior to 5:00 p.m. (Toronto time), on the third trading day on the TSX after the Expiry Time.

Name of Firm:	Authorized Signature:

Address of Firm:	Name:

Title:

Telephone Number:	Dated

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THE DEALER MANAGER FOR THE OFFER IS:

DUNDEE CAPITAL MARKETS

In Canada: Dundee Securities Ltd. 1 Adelaide Street East Suite 2000 Toronto, Ontario M5C 2V9 Tel: 416-350-3388 Toll Free: 1-888-332-2661	In the United States: Dundee Securities Inc. 1 Adelaide Street East Suite 2000 Toronto, Ontario M5C 2V9 Tel: 416-350-3388 Toll Free: 1-888-332-2661

THE DEPOSITARY AND INFORMATION AGENT FOR THE OFFER IS:

NORTH AMERICAN TOLL-FREE
1-877-452-7184

Email: assistance@laurelhill.com

Banks and Brokers and Collect Calls Outside North America
1-416-304-0211

By Mail

31 Adelaide St East
P.O. Box 280
Toronto, Ontario
M5C 2J4
Canada

By Registered Mail, Hand or by Courier

366 Bay Street, Suite 200
Toronto, Ontario
M5H 4B2
Canada

By Facsimile Transmission

1-416-646-2415

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The bidder has filed the following as Exhibits to this Schedule:

Exhibit Number	Description

99.1	Annual Information Form, dated March 28, 2012, for the year ended December 31, 2011.*

99.2

Annual audited consolidated financial statements for the year ended December 31, 2011, including consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010 and related notes, together with the auditors’ report thereon, contained therein.*

99.3	Management’s Discussion and Analysis for the annual audited consolidated financial statements for the year ended December 31, 2011.*

99.4	Unaudited interim consolidated financial statements for the three and six months ended June 30, 2012, together with the notes thereto.*

99.5	Management’s Discussion and Analysis for the unaudited interim consolidated financial statements for the three and six months ended June 30, 2012.*

99.6	Management Information Circular, dated March 14, 2012, in connection with the annual meeting of shareholders held on April 27, 2012.*

99.7.1

Material Change Report, dated May 16, 2012, announcing that Inmet Mining Corporation intended to offer a U.S.$1,000,000,000 aggregate principal amount of senior unsecured notes maturing 2020 to qualified institutional buyers in the United States and on a private placement basis in Canada to fund the development of the Cobre Panama Project.*

99.7.2

Material Change Report, dated May 16, 2012, announcing that Inmet Mining Corporation had completed the Basic Engineering for the Cobre Panama Project and had launched a financing plan to fully fund its 80% share of the related development costs.*

99.7.3

Material Change Report, dated May 25, 2012, announcing that Inmet Mining Corporation had increased the size of its previously announced offering of senior unsecured notes to U.S.$1.5 billion aggregate principal amount of 8.75 percent senior unsecured notes maturing 2020 and the Board of Directors of Inmet Mining Corporation had granted its approval for Inmet Mining Corporation to start construction at the Cobre Panama Project.*

99.7.4

Material Change Report, dated August 30, 2012, announcing the subsidiaries of Inmet Mining Corporation and Franco-Nevada Corporation had agreed to terms for a precious metals stream on the Cobre Panama Project.*

99.8.1	Consent of KPMG LLP, Independent Chartered Accountants.*

99.8.2	Consent of McCarthy Tétrault LLP, Toronto, Ontario, Canada.*

99.8.3	Consent of Shearman & Sterling LLP, Toronto, Ontario, Canada.*

99.8.4	Consent of Morgan & Morgan, Attorneys at Law, Panama City, Panama.*

* Previously filed with the Bidder’s Schedule 14D-1F filed with the Securities and Exchange Commission on September 28, 2012.

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PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.                                      Undertakings.

(a)                                 The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this schedule or to transactions in said securities.

(b)                                 The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this schedule. Such information shall be set forth in amendments to this schedule.

(c)                                  The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulation or policy, or otherwise discloses, information regarding purchases of the issuer’s or bidder’s securities in connection with the offer.

2.                                      Consent to Service of Process.

(a)                                 At the time of filing this schedule, the bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)                                 Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

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PART IV — SIGNATURES

By signing this Amendment No. 1 to this Schedule, Inmet Mining Corporation consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2012

INMET MINING CORPORATION

By:	/s/ Steven Astritis
Name:	Steven Astritis
Title:	Vice-President, Legal and Corporate Affairs

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form, dated March 28, 2012, for the year ended December 31, 2011.*

99.2

Annual audited consolidated financial statements for the year ended December 31, 2011, including consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010 and related notes, together with the auditors’ report thereon, contained therein.*

99.3	Management’s Discussion and Analysis for the annual audited consolidated financial statements for the year ended December 31, 2011.*

99.4	Unaudited interim consolidated financial statements for the three and six months ended June 30, 2012, together with the notes thereto.*

99.5	Management’s Discussion and Analysis for the unaudited interim consolidated financial statements for the three and six months ended June 30, 2012.*

99.6	Management Information Circular, dated March 14, 2012, in connection with the annual meeting of shareholders held on April 27, 2012.*

99.7.1

Material Change Report, dated May 16, 2012, announcing that Inmet Mining Corporation intended to offer a U.S.$1,000,000,000 aggregate principal amount of senior unsecured notes maturing 2020 to qualified institutional buyers in the United States and on a private placement basis in Canada to fund the development of the Cobre Panama Project.*

99.7.2

Material Change Report, dated May 16, 2012, announcing that Inmet Mining Corporation had completed the Basic Engineering for the Cobre Panama Project and had launched a financing plan to fully fund its 80% share of the related development costs.*

99.7.3

Material Change Report, dated May 25, 2012, announcing that Inmet Mining Corporation had increased the size of its previously announced offering of senior unsecured notes to U.S.$1.5 billion aggregate principal amount of 8.75 percent senior unsecured notes maturing 2020 and the Board of Directors of Inmet Mining Corporation had granted its approval for Inmet Mining Corporation to start construction at the Cobre Panama Project.*

99.7.4

Material Change Report, dated August 30, 2012, announcing the subsidiaries of Inmet Mining Corporation and Franco-Nevada Corporation had agreed to terms for a precious metals stream on the Cobre Panama Project.*

99.8.1	Consent of KPMG LLP, Independent Chartered Accountants.*

99.8.2	Consent of McCarthy Tétrault LLP, Toronto, Ontario, Canada.*

99.8.3	Consent of Shearman & Sterling LLP, Toronto, Ontario, Canada.*

99.8.4	Consent of Morgan & Morgan, Attorneys at Law, Panama City, Panama.*

* Previously filed with the Bidder’s Schedule 14D-1F filed with the Securities and Exchange Commission on September 28, 2012.

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